Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@RRsat.com

For Immediate Release

RRSAT ENTERS AGREEMENT TO ACQUIRE THE SATELLITE
BUSINESS OF BEZEQ, ISRAEL’S LEADING TELECOM GROUP

Transaction includes the landmark “Emek Ha’ela” teleport in Israel and two business units

OMER, Israel – March 27, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST) (“RRsat”), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has entered into an agreement to acquire the satellite business of Bezeq The Israel Telecommunications Corp. Limited (“Bezeq”), Israel’s leading telecommunications service provider, for approximately $15 million in cash. The acquisition is expected to close in the third quarter of 2008 and is subject to various approvals, including regulatory approvals and other closing conditions.

RRsat has agreed to acquire the property and assets of Bezeq’s Emek Ha’ela Teleport in Israel, which includes approximately 26.5 acres, as well as Bezeq’s BezeqSat and ‘711’ business units. The BezeqSat unit is Bezeq’s distribution center and provides services to TV and radio channels such as BBC, CNN and many others. The ‘711’ unit provides global satellite communication services, and serves as a primary distribution center for Inmarsat, a global provider of satellite services. As part of the transaction, RRsat will assume Bezeq’s existing satellite business and customer contracts, which accounted for revenues of approximately $7 million in 2007. RRsat will provide updated 2008 revenue guidance following the closing of the transaction.

“We are extremely pleased to have signed this agreement to acquire the satellite and content distribution business from Israel’s largest telecommunications service provider,” commented David Rivel, Founder and CEO of RRsat. “The landmark Emek Ha’ela teleport has operated as one of the premier communications facilities in Israel for more than 30 years and is currently one of the most interconnected fiber network hubs in the country. The facility was designed to support video, radio and data content, and will allow us to significantly increase the capacity and redundancy of our infrastructure. In addition to the immediate contribution to our revenues following the closing, this acquisition will serve as a platform to strengthen our service offerings to our existing customers as well as cross-sell our services to BezeqSat’s customers.”

Mr. Rivel concluded, “We believe the proposed acquisition will enhance our position as a major content management and global distribution company, and further expand the footprint of our proprietary RRsat Global Network. We also intend to continue to explore additional complementary acquisitions that will grow our customer base and expand our service offerings.”

Conference Call

Conference call to discuss the transaction scheduled for later today, March 27, 2008 at 9:00 am EDT (6:00 am PDT; 1:00 pm UK Time; 3:00 pm Israel Time). On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the transaction and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141	UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-9180685	International Dial-in Number: +9723-9180685

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to consummate the transaction in a timely manner, or at all, (ii) our ability to successfully integrate the acquired business, (i) the growth of our business and the television and radio broadcasting industries, (iii) our expectation to expand our client base and sell additional services to our existing client base, and (v) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

Information in this press release concerning “Bezeq” The Israel Telecommunications Corp. Limited has not been independently verified by RRsat.